Exhbit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months Ended	Twelve months Ended	Twelve months Ended	Twelve months Ended	Twelve months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006

Earnings: (1)
Net income	$123,854	$107,428	$111,136	$106,506	$91,377
Income taxes	77,100	59,244	67,560	66,741	47,691
Fixed Charges (See below) (2)	81,803	80,107	80,611	81,145	78,345
Total adjusted earnings	$282,757	$246,779	$259,307	$254,392	$217,413
Fixed charges: (2)
Total interest expense	$81,425	$79,203	$79,877	$80,576	$77,538
Interest component of rents	378	904	734	569	807
Total fixed charges	$81,803	$80,107	$80,611	$81,145	$78,345

Ratio of earnings to fixed charges	3.5	3.1	3.2	3.1	2.8

(1)  For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)  Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.